Rule 424(b)(2)
                                          File Nos. 333-131707 and 333-131707-03

6

NY1 6231996v.7
                                                                 Rule 424(b)(2)
                                          File Nos. 333-131707 and 333-131707-03

NY1 6231996v.7
 PRICING SUPPLEMENT NO. 134  DATED JUNE 4, 2007
     (To Prospectus Dated February 9, 2006 and Prospectus Supplement Dated February 13, 2006)

                        COUNTRYWIDE FINANCIAL CORPORATION
                           Medium-Term Notes, Series B
                   Due Nine Months or More From Date of Issue
                     Payment of Principal, Premium, if any,
              and Interest Fully and Unconditionally Guaranteed by
                          COUNTRYWIDE HOME LOANS, INC.
                                Fixed Rate Notes

 Trade Date:                June 4, 2007    Book Entry:    |X|
 Public Offering Price:   99.807%           Certificated:  |   |
 Agent Discount:             0.35%          Principal Amount:     $2,000,000,000
 Purchase Price:             99.457%        Proceeds, before expenses,
 Original Issue Date:       June 7, 2007    to Countrywide:       $1,989,140,000
 Stated Maturity Date:     June 7, 2012     CUSIP:                     22238HGQ7
 Minimum Denomination: $1,000
 Specified Currency:  US Dollars ("$")
 Interest Rate:       5.80%
     Interest Payment Dates: June 7 and December 7 of each year, beginning on December 7, 2007
     Record Dates: The fifteenth day preceding the applicable Interest Payment Date

 Redemption:                                      Repayment:
 Check box opposite applicable paragraph: Check box opposite applicable paragraph: |X| The Notes cannot be redeemed prior to maturity. | | The Notes cannot be repaid prior to maturity. | | The Notes may be redeemed prior to maturity. |X| The Notes may be repaid prior to maturity.



                   Joint Book-Running Managers

GOLDMAN, SACHS & CO.       JPMORGAN                              LEHMAN BROTHERS
                                                          ------------------

                       COUNTRYWIDE SECURITIES CORPORATION
ABN AMRO INCORPORATED
                      BNP PARIBAS
                                  BARCLAYS CAPITAL
                                                   HSBC
                                                      RBS GREENWICH CAPITAL

         In connection with the offering, the underwriters or their respective affiliates may over-allot or effect transactions which stabilize or maintain the market price of the Notes at a level that might not otherwise prevail. In any jurisdiction where there can only be one stabilizing agent, Goldman, Sachs & Co. or its affiliates shall effect such transactions. This stabilizing, if commenced, may be discontinued at any time and will be carried out in compliance with the applicable laws, regulations and rules.


                              DESCRIPTION OF NOTES

         With respect to the Notes being offered pursuant to this pricing supplement, the following information supplements and, to the extent inconsistent with, replaces the description of the general terms and provisions of the Countrywide Financial Corporation Medium-Term Notes, Series B, contained in the accompanying Prospectus Supplement and Prospectus.

Reopening

         Countrywide Financial Corporation may, without the consent of the holders of the Notes, reopen this issue of Notes and issue additional Notes of the same series with substantially similar terms (except for the Public Offering Price and Original Issue Date and under some circumstances, the first interest payment date).

Change of Control

         If a Change of Control Triggering Event (as defined below) occurs, unless we have exercised our option to redeem the Notes as described above, holders of Notes will have the right to require us to repurchase all or any part (in integral multiples of $1,000 original principal amount) of their Notes pursuant to the offer described below (Change of Control Offer) on the terms set forth in the Notes. In the Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest, if any, on the Notes repurchased, to the date of purchase (Change of Control Payment). Within 30 days following any Change of Control Triggering Event, we will be required to mail a notice to holders of Notes describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (Change of Control Payment Date), pursuant to the procedures required by the Notes and described in such notice. We must comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Notes, we will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the Notes by virtue of such conflicts and compliance with law.

         On the Change of Control Payment Date, we will be required, to the extent lawful, to:

     o accept for payment all Notes properly tendered pursuant to the Change of Control Offer;

     o deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

o deliver or cause to be delivered to the Trustee the Notes properly accepted together with an officers' certificate stating the aggregate principal amount of Notes or portions of Notes being purchased.

         The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" of our properties or assets and the properties and assets of our subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all" there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require us to repurchase its Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and the assets of our subsidiaries taken as a whole to another person or group may be uncertain.

         We will not be required to make a Change of Control Offer upon the occurrence of a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for a Change in Control Offer made by us and the third party repurchases all Notes properly tendered and not withdrawn under its offer. In addition, we will not repurchase any Notes if there has occurred and is continuing on the Change of Control Payment Date an event of default under the indenture, other than a default in the payment of the Change of Control Payment upon a Change of Control Triggering Event.

         For purposes of the foregoing discussion of a repurchase at the option of holders, the following definitions are applicable:

         "Below Investment Grade Rating Event" means that Notes are rated below an Investment Grade Rating by each of the Rating Agencies (as defined below) on any date not later than the end of the 60-day period following public notice of the occurrence of the Change of Control (which 60-day period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies) and which exists on any day during such period; provided, however, that a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating will not be deemed to have occurred in respect of a particular Change of Control (and thus will not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Triggering Event) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Trustee in writing at our or its request that the reduction was the result, in whole or in substantial part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control has occurred at the time of the Below Investment Grade Rating Event).

         A "Change of Control' will be deemed to have occurred at such time after the original issuance of the Notes when any of the following has occurred:

                  (1) a "person" or "group" within the meaning of Section 13(d)(3) of the Exchange Act files a Schedule 13D, Schedule TO or any successor schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect "beneficial owner," as defined in Rule 13d-3 under the Exchange Act, of shares of our common stock representing more than 50% of the voting power of our common stock entitled to vote generally in the election of directors; or

                  (2) the replacement of a majority of our Board of Directors over any two-year period from the directors who constituted our Board of Directors at the beginning of such period, and such replacement directors shall not have been approved by a vote of at least a majority of the members of our Board of Directors then still in office who were either members of our Board of Directors at the beginning of such period or whose election, appointment or nomination for election as a member of such Board of Directors was previously approved, either by specific vote or by approval of the proxy statement issued by us on behalf of the Board of Directors in which such individual is named as a nominee for director; or

                  (3) a consolidation, merger or binding share exchange, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

o        any transaction:

                  (i) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock; or

                  (ii) that occurs in the ordinary course of our business and is primarily related to our financing requirements and our mortgage businesses, including but not limited to asset securitizations and whole loan sales; or

                  (iii) pursuant to which holders of our capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in elections of directors of the continuing or surviving or successor entity immediately after giving effect to such issuance; or

o any merger, share exchange, transfer of assets or similar transaction solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of our common stock, if at all, solely into shares of our common stock, ordinary shares or American Depositary Shares of the surviving entity or a direct or indirect parent of the surviving corporation; or

o any consolidation, merger, conveyance, transfer, sale, lease or other disposition with or into any of our subsidiaries, so long as such merger, consolidation, conveyance, transfer, sale, lease or other disposition is not part of a plan or a series of transactions designed to or having the effect of merging or consolidating with, or conveying, transferring, selling, leasing or disposing all or substantially all our properties and assets to, any other person.

         "Change of Control Triggering Event" means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

         "Fitch" means Fitch Ratings.

         "Investment Grade Rating" means a rating equal to or higher than BBB- (or the equivalent) by Fitch, Baa3 (or the equivalent) by Moody's and BBB- (or the equivalent) by S&P.

         "Moody's" means Moody's Investors Services, Inc.

         "Rating Agencies" means (1) each of Fitch, Moody's and S&P; and (2) if any of Fitch, Moody's or S&P ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of our control, a "nationally recognized statistical rating organization" within the meaning of
Section 3(a)(62) under the Securities Exchange Act of 1934, as amended, selected by us (as certified by a resolution of our Board of Directors) as a replacement agency for Fitch, Moody's or S&P, or all of them, as the case may be.

         "S&P" means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc.

         The term "person" includes any syndicate or group that would be deemed to be a "person" for purposes of Section 13(d) of the Exchange Act.

         The change of control feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. We could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a change of control under the Notes, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings on the Notes.

                                  UNDERWRITING

     Subject to the terms of a Terms Agreement, dated June 4, 2007, among Countrywide Financial Corporation, Countrywide Home
     Loans, Inc., Goldman, Sachs & Co., J.P. Morgan Securities Inc., Lehman Brothers Inc., Countrywide Securities Corporation, ABN AMRO
     Incorporated,   BNP  Paribas  Securities  Corp.,   Barclays  Capital  Inc.,
Greenwich Capital Markets, Inc. and HSBC Securities (USA) Inc.
     (collectively, the "Agents"), Countrywide Financial Corporation has agreed to sell to the Agents, and the Agents have agreed severally to purchase, the principal amount of Notes set forth opposite their names below:
                                                               Principal Amount
          Agents                                             of the Notes
               ------                                       ------------------
 Goldman, Sachs & Co.                                        $400,000,000
 J.P. Morgan Securities Inc.                                  400,000,000
 Lehman Brothers Inc.                                         400,000,000
 Countrywide Securities Corporation                           400,000,000
 ABN AMRO Incorporated                                         80,000,000
 BNP Paribas Securities Corp.                                  80,000,000
 Barclays Capital Inc.                                         80,000,000
 Greenwich Capital Markets Inc.                                80,000,000
 HSBC Securities (USA) Inc.                                    80,000,000
                                                               ----------
         Total                                                    $2,000,000,000

         Under the terms and conditions of the Terms Agreement, the Agents are committed to take and pay for all of the Notes, if any are taken.

         The Agents propose to offer the Notes initially at the public offering price set forth on the cover page of this Pricing Supplement. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agents.

         The Notes are a new issue of securities with no established trading market. Countrywide Financial Corporation has been advised by the Agents that they intend to make a market in the Notes, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

         Countrywide Financial Corporation has agreed to indemnify the Agents against certain liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Agents may be required to make in respect of these liabilities, as described in the accompanying Prospectus Supplement dated February 13, 2006.

                                                          ------------------


         You should rely only on the information contained or incorporated by reference in this Pricing Supplement and the accompanying Prospectus Supplement and Prospectus. Countrywide Financial Corporation and Countrywide Home Loans, Inc. have not, and the Agents have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Countrywide Financial Corporation and Countrywide Home Loans, Inc. are not, and the Agents are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

         You should assume that the information appearing in this Pricing Supplement and the accompanying Prospectus Supplement and Prospectus is accurate as of the date on the front cover of this Pricing Supplement only. The business, financial condition, results of operations and prospects of Countrywide Financial Corporation and Countrywide Home Loans, Inc. may have changed since that date.